ImmunoPrecise Advances Universal Dengue Vaccine, Confirming Safety, Immune Activation, and Structural Stability Using its LENSai™ platform powered by patented HYFT® Technology

Follow-Up to June 5, 2025, Announcement Demonstrates Validated Vaccine Candidate with Strong Translational Potential

AUSTIN, Texas — ImmunoPrecise (NASDAQ: IPA), a leader in AI-driven biotherapeutics, provides a significant update following its June 5, 2025, press release ImmunoPrecise Announces AI-Driven Breakthrough in Universal Dengue Vaccine Discovery. This new release details the downstream validation of the epitope identified in that initial announcement—demonstrating that the computationally selected vaccine target is not only highly conserved across all four dengue virus types but also safe, immunologically active, and structurally stable.

This is a major step forward,” said Dr. Jennifer Bath, CEO of ImmunoPrecise. “Our AI technology not only found a new target for a universal dengue vaccine, but we’ve now shown it’s safe and can trigger the right immune response. With this validation, we’re excited to move ahead and advance this candidate toward the next stages of vaccine development.”

Following the recent discovery of a unique “Achilles’ heel” shared by all four types of dengue virus, ImmunoPrecise has confirmed—using its patented HYFT technology and LENSai Immunogenicity Screener—that the selected target not only remains conserved but also triggers a strong and specific immune response. This breakthrough may pave the way for a safer, more universal dengue vaccine.

The new target was discovered using the Company’s proprietary LENSai platform. “Our ability to move from computational discovery to AI-guided immunogenicity validation is unique to our methodology and drug development,” commented Dr. Jennifer Bath, ImmunoPrecise CEO. “Further, it ensures that our candidates are both theoretically promising and primed for real-world immune protection, a critical requirement for any viable vaccine candidate.”

For decades, dengue has been one of the most challenging viruses for vaccine developers, largely because the virus comes in four different forms—and beating one doesn’t guarantee protection from the others. Many vaccines fail because they trigger the immune system to attack the wrong parts of the virus, or worse, make infections more severe. What makes this development so important is that ImmunoPrecise’s target has now been shown—based on in silico immune profiling—to likely engage key components of the immune system, including both B cells and T cells, in a manner that appears safe and highly specific. ImmunoPrecise’s latest AI-driven testing shows that their selected target—a small, stable piece of the virus—can activate the body’s defenses in a very precise way, without the risks of traditional, broader approaches.

A Methodology That Changes the Game—Far Beyond Dengue

What sets ImmunoPrecise apart is not only the discovery of a promising dengue vaccine target, but the methodology itself. With LENSai powered by HYFT technology, IPA brings unprecedented clarity to the earliest stages of discovery—well before traditional disease modeling or animal studies even begin. By revealing deep relationships between sequence, structure, and function at the outset, this platform provides rapid, explainable insights that inform every downstream decision, from epitope selection to vaccine design.

The findings for dengue showcase the platform’s versatility. Because HYFT technology systematically maps biological meaning across the entire biosphere, this methodology is readily transferable—equipping IPA to tackle a wide spectrum of infectious diseases, from HIV and influenza to emerging pathogens and oncology targets. With this approach, ImmunoPrecise isn’t just keeping pace with the field; it’s setting a new standard for how next-generation therapeutics are discovered and validated.

ImmunoPrecise's patented HYFT technology successfully identified a critical and discontiguous target site (epitope) that remains unchanged across all four types of dengue virus (DENV-1 through DENV-4). This target site is essential for how the virus infects cells and is believed to be key for establishing an enduring and efficacious universal dengue vaccine.

This HYFT-guided workflow achieves this by analyzing protein building blocks that may be far apart in the virus's genetic sequence but come together when the protein folds into its final 3D shape. This advanced mapping process combines genetic similarity analysis with 3D structural modeling and functional annotation to identify the most promising vaccine targets.

Key Technical Findings

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Complete Immune Response Testing

Computer-based immune response screening used advanced prediction tools to evaluate how both antibody-producing cells (B cells) and infection-fighting cells (T cells) would respond to the vaccine target. The target site showed strong predicted binding to multiple human immune system markers (HLA class I and II types). This suggests that people from diverse backgrounds and genetic makeups could mount a strong immune response to the vaccine—something essential for global deployment.

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Safety Verification Against Human Proteins

Using ImmunoPrecise's proprietary retrieve-and-relate technology at the core of HYFT™ (Van Hyfte et al., 2023, bioRxiv), the vaccine target was thoroughly compared against all known human and mouse proteins. This comprehensive safety check goes beyond standard comparison methods—HYFT systematically searches for not only genetic similarities but also structural and functional matches across species, ensuring the vaccine target is unique to the virus and not found in human biology. This is critical in vaccine development, where off-target effects can lead to dangerous autoimmune reactions. No problematic similarities were found, significantly reducing the risk that the vaccine would accidentally attack the body's own healthy cells.

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Structural Stability Analysis

Advanced computer modeling and molecular simulation studies have confirmed that the vaccine target maintains its proper shape, remains accessible to immune cells, and remains prominently displayed on the surface of the dengue virus. Stability testing demonstrated that the target remains robust under normal physiological conditions.

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Balanced Immune Response Profile

Importantly, the moderate predicted immune response strength (compared to typical vaccine 'hotspots') may explain why this target was overlooked in previous laboratory studies that focused on more obvious, highly immunogenic sites. This balanced profile suggests the vaccine could trigger a highly specific immune response while potentially reducing the risk of dangerous immune overreactions or antibody-dependent enhancement (ADE)—a serious complication that can worsen dengue infection.

Looking Ahead

This release is the second in a series of disclosures aimed at showcasing the power of ImmunoPrecise’s end-to-end AI-native platform. The June 5th announcement introduced a promising target; today’s release provides the crucial next step: a rigorous validation of that target’s safety and immunological relevance. This validation significantly strengthens the translational potential of the candidate, which is currently being prepared for further preclinical evaluation.

These findings come at an important time, as global agencies continue to seek safer and more effective dengue vaccines. IPA is actively engaging with key stakeholders to explore the path forward, including potential collaboration, development, and funding partnerships.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise (NASDAQ: IPA) is a global leader in AI-powered biotherapeutic discovery and development. Its proprietary HYFT technology and LENSai™ platform enable first-principles-based drug design, delivering validated therapeutic candidates across modalities and therapeutic areas. IPA partners with 19 of the top 20 pharmaceutical companies and is advancing next-generation biologics through data-driven, human-relevant models.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable United States and Canadian securities laws. Forward-looking statements are often identified by words such as “expects,” “intends,” “plans,” “anticipates,” “believes,” or similar expressions, or by statements that certain actions, events, or results “may,” “will,” “could,” or “might” occur or be achieved. These statements include, but are not limited to, statements regarding the anticipated benefits, scalability, and broader application of the LENSai™ and HYFT® platforms to dengue vaccine development; the advancement, regulatory acceptance, and future clinical potential of AI-native approaches for dengue and other infectious diseases; and the Company’s ability to achieve and maintain scientific, regulatory, and commercial progress in its dengue program.

Forward-looking statements are based on management’s current expectations, assumptions, and projections about future events. Actual results may differ materially from those expressed or implied due to a variety of factors, many of which are beyond the Company’s control. These factors include, but are not limited to, the pace of scientific and technological developments, changes in regulatory requirements or acceptance of AI designed vaccines, competition and market dynamics, intellectual property protection, risks related to preclinical or clinical validation of dengue vaccine candidates, integration and operational challenges, and changes in global economic or business conditions.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that could cause actual results, performance, or achievements to differ materially from those expressed or implied herein. Additional information regarding risks and uncertainties is included in the Company’s Annual Report on Form 20-F, as amended, for the year ended April 30, 2024 (available on the Company’s SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov/edgar). Should any of these risks materialize, actual results could vary significantly from those currently anticipated.

Readers are cautioned not to place undue reliance on these forward-looking statements. Except as required by law, the Company undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or circumstances.

Investor Relations Contact
Louie Toma
Managing Director, CORE IR
investors@ipatherapeutics.com

Source: ImmunoPrecise Antibodies Ltd.